[NATIONAL INTERSTATE CORPORATION LETTERHEAD]

July 28, 2009

VIA EDGAR and FACSIMILE (202) 772-9198

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn. Ms. Vanessa Robertson

Washington, D.C. 20549

Re:	National Interstate Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
DEF 14A
Filed March 24, 2009
File Number: 000-51130

Dear Ms. Robertson:

This letter is in response to comments made by the Staff of the Securities and Exchange Commission in its correspondence dated July 24, 2009 to National Interstate Corporation (the “Company”) with respect to the above-referenced filing.

The Company is in receipt of the Staff’s comment letter and is actively engaged in preparing a response. However, due to scheduling constraints, the Company is not able to respond within the requested ten (10) business day deadline included in the comment letter. Therefore, in accordance with our discussion with the Staff today, the Company will respond to the Staff’s comment letter on or before August 21, 2009.

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned or Tanya Inama at (330) 659-8900. Thank you very much.

NATIONAL INTERSTATE CORPORATION

/s/ Julie A. McGraw
By:	Julie A. McGraw
Its:	Vice President and Chief Financial Officer

cc:	Jim B. Rosenberg, Securities and Exchange Commission
Suzanne Hayes, Securities and Exchange Commission
Jennifer Riegel, Securities and Exchange Commission
Catherine L. Miller, Thompson Hine LLP